UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15 (Amendment No. 1)

CERTTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-12385

NEWPORT NEWS SHIPBUILDING INC. (Exact name of registrant as specified in its charter)

1840 Century Park East Los Angeles, California 90067 (310) 553-6262 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934, Newport News Shipbuilding Inc. has caused this amendment to be signed on its behalf by the undersigned duly authorized person.

Dated: May 6, 2002	NEWPORT NEWS SHIPBUILDING INC. /s/ John H. Mullan Name John H. Mullan Title Vice President and Secretary